VIA EDGAR

September 14, 2012

Kristin Lochhead

Gary Todd

Brian Cascio

Louis Rambo

Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Group Limited
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-34866

Dear Ms. Lochhead, Mr. Todd, Mr. Cascio, Mr. Rambo and Mr. Buchmiller:

China Ming Yang Wind Power Group Limited (the “Company”) confirms receipt of the comments on its Form 20-F for fiscal year 2011 from the Securities and Exchange Commission (the “Commission”) dated August 30, 2012 (the “Comment Letter”). As the Company first became aware of the Comment Letter on September 13, 2012 through its U.S. counsel, who was made aware of the Comment Letter by the Staff of the Commission on the same day, September 13, 2012, and due to the complexity of the comments received, the Company respectfully requests an extension to the deadline for its response. The Company expects to provide its response to the Comment Letter no later than October 8, 2012.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 2514-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Vincent Pang
Vincent Pang
Chief Financial Officer

Cc:	Leiming Chen

Simpson Thacher & Bartlett LLP